Exhibit 99.2

E-Home Household Service Holdings Limited Dissolves the VIE Structure

FUZHOU, China, October 19, 2021 /PRNewswire/ -- E-Home Household Service Holdings Limited (Nasdaq: EJH) (the “Company” or “E-Home”), a provider of integrated household services in China, today announced that its indirectly wholly owned Chinese subsidiary, E-Home Household Service Technology Co., Ltd. (“E-Home WFOE”), has exercised the options to acquire 100% equity interests of each of Fuzhou Bangchang Technology Co. Ltd. (“Fuzhou Bangchang”) and Pingtan Comprehensive Experimental Area E Home Service Co., Ltd. (“E-Home Pingtan”), two variable interest entities (“VIEs”) of the Company from the shareholders of the VIEs. Mr. Wenshan Xie (“Mr. Xie”), the Chairman and Chief Executive Officer of the Company, beneficially owns more than 50% of each of the VIEs.

On February 20, 2019, E-Home WFOE entered into an exclusive option agreement with Fuzhou Bangchang and Fuzhou Bangchang’s shareholders, pursuant to which Fuzhou Bangchang’s shareholders granted E-Home WFOE or its designee(s) an exclusive, irrevocable options to purchase, from time to time, all or a part of equity interests in Fuzhou Bangchang at an exercise price of RMB 10, in the aggregate. On February 22, 2019, E-Home WFOE entered into another exclusive option agreement with E-Home Pingtan and E-Home Pingtan’s shareholders, pursuant to which E-Home Pingtan’s shareholders granted E-Home WFOE or its designee(s) an exclusive, irrevocable options to purchase, from time to time, all or a part of equity interests in E-Home Pingtan at an exercise price of RMB 10, in the aggregate.

On October 18, 2021, E-Home WFOE exercised the purchase options and entered into equity transfer agreements with Fuzhou Bangchang, E-Home Pingtan, and their shareholders, under which the shareholders agreed to transfer to E-Home WFOE all of their equity interests in each of Fuzhou Bangchang and E-Home Pingtan. The parties agreed that the closing of the transactions contemplated by the equity transfer agreements would take place on the date when the parties have completed the applicable PRC government registration(s) to effectuate the transfers of the equity interests.

Mr. Wenshan Xie, Chairman and Chief Executive Officer of the Company, commented, “We believe the dissolution of VIE structure will improve corporate governance and transparency for E-Home’s shareholders. We will continue to make more efforts to bring values to both our customers and our shareholders.”

About E-Home Household Service Holdings Limited

E-Home Household Service Holdings Limited is a household service company based in Fuzhou, China. The Company, through its website and WeChat platform “e家快服”, provides integrated household services, including appliance installation and maintenance, housekeeping services, Internet home and senior care, and hospital care. For more information, visit the Company’s website at http://www.ej111.com/ir.html.

Forward-Looking Statements

All statements other than statements of historical fact in this announcement are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions are intended to identify such forward-looking statements. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to consider risk factors, including those described in the Company’s filings with the SEC, that may affect the Company’s future results.

For more information, please contact:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com